UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.

(Translation of Registrant’s name into English)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

TABLE OF CONTENTS

1.           Intelligent Content Enterprises Inc. (formerly: Eagleford Energy Corp.) Material Change Report dated March 7, 2016 for a News Release issued by the Company as filed on Sedar on March 7, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 8, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina Title: President

ITEM 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Intelligent Content Enterprises Inc. formerly: Eagleford Energy Corp. (“ICE” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

March 4, 2016

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on March 4, 2016, and disseminated by Access Wire via the North American Network.

Item 4.	Summary of Material Change

The Company announced that it has entered into an asset purchase agreement (the “Acquisition Agreement”) pursuant to which effective February 29, 2016 (the “Effective Date”) ICE acquires all of the assets and ongoing operations (the “Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction (the “Acquisition”) by issuing 12.5 million common shares and 5,750,000 preference shares to DWF Belize.

Item 5.	Full Description of Material Change

On March 4, 2016, the Company announced that it had entered into an asset purchase agreement (the “Acquisition Agreement”) pursuant to which effective February 29, 2016 (the “Effective Date”) ICE acquires all of the assets and ongoing operations (the “Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction (the “Acquisition”) by issuing 12.5 million common shares and 5,750,000 preference shares to DWF Belize. The preference shares are convertible into units of ICE after one year with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for C$0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Purchase Price Shares”). Accordingly 24.0 million common shares are issued or issuable by ICE in full satisfaction of the Asset Purchase Price.

Half of the Purchase Price Shares shall be held in escrow for a period of one year as security for the indemnities provided by the Vendor to the Corporation pursuant to the terms and conditions of the Acquisition Agreement. The Purchase Price Shares will be released to the Vendor and the Escrow Agent upon delivery by the Vendor to the Corporation of certain post-closing undertakings which are expected in a timely manner.

ICE incorporated, Digital Widget Factory Inc., an Ontario corporation, (“DWF”) as its wholly owned subsidiary to house the Assets and continue the operations of DWF Belize.

Accordingly, ICE through its wholly owned subsidiary DWF now operates an expanding portfolio of over 300 web sites under the primary URL www.digiwidgy.com. DWF is a global, multi-language proprietary online content creation, management and advertising platform that powers user and advertising engagement programs in the US, Canada, Asia, Middle East, Europe, Central and South America in over 50 languages in real-time to desktop, mobile and portable devices.

“We are very excited to be able to bring value to our shareholders through the acquisition of this proprietary technology and growing worldwide user base,” said Mr. James Cassina, President of ICE. “DWF’s platform is rapidly accelerating, increasing to over 3 million page views in February and recently breaking 30,000 on the Alexa US rankings. This is a remarkable achievement given its recent launch and is a strong indicator of its commercial viability and revenue generating dynamics.”

With over 3 billion internet users worldwide, approximately 73% or 2.19 billion people are engaging online in a language other than English, (Source: Common Sense Advisory). The top 10 languages (English, Chinese, Spanish, Arabic, Portuguese, Japanese, Russian, Malay, French and German) account for 78% of all internet users online today (Source: Internet World Stats).

DWF delivers multilingual online and mobile technology to support online marketing, Ecommerce sales and content management. DWF also has the capability to manage and promote 3rd party professional, blogger, and other high value online content to a multi-lingual worldwide audience with its “publish once and deliver in over 50 languages” proprietary publishing technologies.

More than 72% of consumers say that they are more likely to purchase online if the experience is in their preferred language (Source: Common Sense Advisory). DWF’s technology provides the ability to localize both language and advertising separately providing solutions that truly engage the user both in their language and their location.

The Purchase Price Shares are subject to a statutory hold period in Canada and are “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933 of the United States. All common shares issued under the Purchase Price Shares are also be subject to Lock-up and Leak-Out Agreements for a period of 18 months after the Effective Date, which disposition will be subject to the following selling program: (i) 25% released 9 months from the Effective Date; (ii) 25% released 12 months from the Effective Date; (iii) 25% released 15 months from the Effective Date; and (iv) 25% released 18 months from the Effective Date.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

March 7, 2016

Schedule “A”

ICE Announces Acquisition of

Global Content & Proprietary Technology Platform Digital Widget Factory

Toronto, Canada March 4, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “ICEIF”) (“ICE” or the “Corporation”), announces that it has entered into an asset purchase agreement (the “Acquisition Agreement”) pursuant to which effective February 29, 2016 (the “Effective Date”) ICE acquires all of the assets and ongoing operations (the “Assets”) of Digital Widget Factory Inc., a Belize company (the “Vendor”), in an all-stock transaction (the “Acquisition”) by issuing 12.5 million common shares and 5,750,000 preference shares to DWF Belize. The preference shares are convertible into units of ICE after one year with each unit comprised of 1 common share and 1 common share purchase warrant entitling the holder to acquire an additional common share of ICE for C$0.35 for up to 3 years (the common shares and the preference shares are hereafter referred to as the “Purchase Price Shares”). Accordingly 24.0 million common shares are issued or issuable by ICE in full satisfaction of the Asset Purchase Price.

Half of the Purchase Price Shares shall be held in escrow for a period of one year as security for the indemnities provided by the Vendor to the Corporation pursuant to the terms and conditions of the Acquisition Agreement. The Purchase Price Shares will be released to the Vendor and the Escrow Agent upon delivery by the Vendor to the Corporation of certain post-closing undertakings which are expected in a timely manner.

ICE incorporated, Digital Widget Factory Inc., an Ontario corporation, (“DWF”) as its wholly owned subsidiary to house the Assets and continue the operations of DWF Belize.

Accordingly, ICE through its wholly owned subsidiary DWF now operates an expanding portfolio of over 300 web sites under the primary URL www.digiwidgy.com. DWF is a global, multi-language proprietary online content creation, management and advertising platform that powers user and advertising engagement programs in the US, Canada, Asia, Middle East, Europe, Central and South America in over 50 languages in real-time to desktop, mobile and portable devices.

“We are very excited to be able to bring value to our shareholders through the acquisition of this proprietary technology and growing worldwide user base,” said Mr. James Cassina, President of ICE. “DWF’s platform is rapidly accelerating, increasing to over 3 million page views in February and recently breaking 30,000 on the Alexa US rankings. This is a remarkable achievement given its recent launch and is a strong indicator of its commercial viability and revenue generating dynamics.”

With over 3 billion internet users worldwide, approximately 73% or 2.19 billion people are engaging online in a language other than English, (Source: Common Sense Advisory). The top 10 languages (English, Chinese, Spanish, Arabic, Portuguese, Japanese, Russian, Malay, French and German) account for 78% of all internet users online today (Source: Internet World Stats).

DWF delivers multilingual online and mobile technology to support online marketing, Ecommerce sales and content management. DWF also has the capability to manage and promote 3rd party professional, blogger, and other high value online content to a multi-lingual worldwide audience with its “publish once and deliver in over 50 languages” proprietary publishing technologies.

More than 72% of consumers say that they are more likely to purchase online if the experience is in their preferred language (Source: Common Sense Advisory). DWF’s technology provides the ability to localize both language and advertising separately providing solutions that truly engage the user both in their language and their location.

The Purchase Price Shares are subject to a statutory hold period in Canada and are “restricted securities” as that term is defined in Rule 144 under the Securities Act of 1933 of the United States. All common shares issued under the Purchase Price Shares are also be subject to Lock-up and Leak-Out Agreements for a period of 18 months after the Effective Date, which disposition will be subject to the following selling program: (i) 25% released 9 months from the Effective Date; (ii) 25% released 12 months from the Effective Date; (iii) 25% released 15 months from the Effective Date; and (iv) 25% released 18 months from the Effective Date.

For further information, please contact:

Intelligent Content Enterprises Inc.

Investor Relations: investorrelations@intelligentcontententerprises.com

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244